Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

DEVELOPERS DIVERSIFIED REALTY CORPORATION
FOURTH QUARTER EARNINGS CONFERENCE CALL
FEBRUARY 21, 2003; 10:00 AM ET

OPERATOR: Good day ladies and gentlemen, and welcome to the Developers Diversified Realty fourth quarter earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. If anyone should required assistance during the conference, please press “star” then “zero” on your touch-tone telephone. As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Mr. David Jacobstein, President and Chief Operating Officer. Mr. Jacobstein, you may begin.

DAVID JACOBSTEIN: Good morning. Thank you for joining our fourth quarter earnings conference call. As the operator indicated, I’m President and Chief Operating Officer of Developers Diversified. With me in Cleveland are Scott Wolstein, DDR’s Chairman and Chief Executive Officer, Dan Hurwitz, Executive Vice President, responsible for leasing and developing, and Bill Schafer, Senior Vice President and Chief Financial Officer.

Before we begin, I need to alert you that certain of our statements today may be forward-looking. For example, statements that are not historical in nature, or they concern future earnings, results or estimates or that reflect expectations or beliefs, are forward-looking statements. Although, we believe that such statements are based upon reasonable assumptions, you should understand that those statements are subject to risks and uncertainties and that actual results may differ materially from the forward-looking statements. Additional information about such factors and uncertainties that could cause actual results to differ may be found in the management’s discussion and analysis portion of our Form 10-K for the year ended December 31, 2001, which has been filed with the SEC.

At this time, I’d like to introduce Scott Wolstein, our Chairman and CEO.

SCOTT WOLSTEIN: Good morning. We are very pleased to announce that Developers Diversified recently celebrated out ten-year anniversary as a public company. I am very grateful for all the hard work of our employees over those ten years, and would like to highlight several metrics achieved by our company.

Over the last ten years, Developers Diversified has grown to ten times its original size, and has outperformed all major indices, including every REIT index, in total performance. The company’s share price has more than doubled over ten years, and from the FFO projections in our IPO prospectus, our estimates for 2003 will be over three times our initial performance in FFO per share, which equates to a compound annualized growth rate of approximately 12 percent per annum.

From 1993 to 2003 dividends have more than doubled. We have consistently increased dividends each year and for 2003 we increased the annual dividend by nearly eight percent. In 2003, we expect to maintain a dividend payout ratio of approximately 60 percent and generate in excess of $50 million in retained earnings. Our total return for 2002 was 23.4 percent. From 1993 to 2002, the compound annualized total return to our shareholders was nearly 16 percent per annum.

We were also grateful for the confidence and support of our investors over the years. We continue our efforts to be focused and disciplined, acting as prudent stewards of investor’s capital.

As we move into 2003, our investment strategy will reflect the following factors and objectives. Interest rates are at the lowest levels of our lifetimes. And property fundamentals, in our portfolio and in our asset class, are very strong. We will capture this unparallel opportunity by locking into favorable long-term fixed rate financing, which is currently available to us in the CMBS market, and through forward interest rate swaps and a portion of our variable rate indebtedness. We will continue to make our balance sheet a priority and address our balance sheet metrics with a view towards improving our credit ratings and reducing our spreads on unsecured debt financing.

Cap rates for DDR’s core properties are also at the lowest levels in recent memory. By my estimate, cap rates on Developers Diversified’s assets have compressed by almost 100 basis points in recent months, which has probably enhanced our net asset value by well more than $5.00 per share.

Private capital, both domestic and foreign, is actively pursuing investment, or co-investment, in assets owned by our company due to their secure yield characteristics. We will pursue joint venture acquisitions of core properties, where DDR will fund a small portion of the asset purchase price, thereby leveraging our capital to generate significant management fee income wherever possible, often generating investment promotes, which distributes to DDR a disproportionately greater share of the increase in value at the asset level.

We will also pursue the sale of joint venture interests in selective core assets under a similar format, thereby taking advantage of the frothy acquisition environment. In fact, we are very close to finalizing a major transaction of this nature with a foreign capital source.

As always, we will continue to pursue the sale of our non-core assets, selectively trimming the portfolio at favorable cap rates. While we have no present intention to issue common equity, the public equity markets are readily available to us to issue equity at pricing that makes such issuance roughly equivalent alternative to asset sales to de-lever our balance sheet.

While there is intense competition for the acquisition of institutional quality core assets in our business, there is very little competition for deals with hair, such as de-malling opportunities and properties in need of repositioning and lease up. We consider this a core competency of DDR, and we will continue to actively pursue value-added investment opportunities where they present themselves and in many cases, fund these opportunities in joint ventures with private capital.

As Wal-Mart, Target, Kohl’s, Lowe’s, Home Depot, Costco and many of our other major tenants continue to expand, there are also many profitable development opportunities available to us where we can apply our capabilities to yield exceptional returns on capital.

We will continue to pursue ground-up development, deploying our own capital because these investments yield the highest value creation and project cash-on-cash yields in excess of 11 percent based on current year’s stabilized NOI, which is about 300 basis points in excess of the probable cap rates for these assets at completion.

The lifestyle format represents an opportunity to diversify our asset base and enhance the internal growth rate of the company by virtue of the shorter average lease term and the dramatic sales growth presented by these investment opportunities. We will continue to increase our investment in this asset class. Based on additional acquisitions that will be discussed later in this call, in the aggregate, we expect that lifestyle centers under management by Developers Diversified will represent over $500 million in asset value during 2003 or approximately ten percent of Developers Diversified total capitalization by year end.

At this time, I would like to turn the floor over to Bill Schafer, who will speak more specifically about our financial results.

WILLIAM SCHAFER: Thanks, Scott.

For the fourth quarter of 2002, Developers Diversified reported FFO of 64 cents per share on a diluted basis, a 3.2 percent increase over the same period in 2001. Year-end 2002, FFO diluted was 2.50 a share, five percent higher than the comparable 2001 annual figure. Total FFO for the fourth quarter was 43.1 million, which was nearly 21 percent higher than FFO earned in the previous year. For the year ended 2002, total FFO was 165 million, which is nearly 22 percent higher than total FFO for the year ended 2001.

During 2002, the company’s financial ratios demonstrated significant and consistent improvement over the year. By strengthening the company’s balance sheet, DDR has substantially greater financial flexibility, which benefits both debt and equity investors.

I am pleased to announce for the 12 months ended December 31, 2002, DDR’s fixed charge ratio was 2.22 times or 14 percent over the prior year. DDR’s debt service coverage ratio was 3.43 times and our interest coverage ratio was 3.72 times, both of which are 15.5 percent higher than last year’s figures.

For the three-month period ended December 31, 2002, these ratios were even stronger. Our fixed charge ratio was 2.33 times, debt service coverage was 3.51 times and interest coverage was 3.82 times.

In addition to these improvements, the company has consistently increased its retained cash flow from approximately 40 million in 2001 to approximately 50 million in 2002. DDR’s retained cash flow for 2003 is anticipated to significantly exceed the 50 million in 2002.

With respect to capital markets activities, I would like to mention that the company has also entered into two $50 million interest rate swaps, which converted variable rate line debt to an all-in fixed rate of approximately 2.875 percent.

We are also in the process of closing 150 million of five-year CMBS financing, which is locked in an all-in rate of approximately 4.55 percent. These transactions will convert variable rate debt to a fixed rate debt at highly attractive interest rates.

Lastly, as Scott alluded to, I would like to add that we are in the final negotiations to sell an interest in a portfolio of properties to a foreign capital source for approximately $170 million. By freeing up this capital at today’s highly favorable pricing, this transaction will allow for additional corporate de-leveraging.

Next, Dan Hurwitz will give us an update on leasing and development.

DAN HURWITZ: Thanks, Bill.

Although 2002 was a period of economic uncertainty overall and deflationary pressure within the retail sector specifically, Developers Diversified’s portfolio performed consistently well, underscoring the quality of the company’s asset and tenant base.

During the fourth quarter, the company executed 98 new leases, aggregating 574,000 square feet and 84 renewals totaling 330,000 square feet. For 2002, the company leased a grand total of 3.8 million square feet, raising the occupancy to a year end level of 95.1 percent, up 90 basis points from the end of last quarter.

In addition, the year end lease rate for the portfolio was 95.9 percent, which represents a 54 basis point increase over the fourth quarter of 2001.

For the fourth quarter, rents on new leases increased 16 percent over previous rents, and rents on renewals increased eight percent. On a blended basis, for all leases signed in the fourth quarter rents increased 10.2 percent. And on a blended basis, for the full year of 2002 rents increased 12 percent.

I’d like to spend a moment reviewing our relationship with Kmart. In early January, Kmart announced intent to close 326 locations, three of which are owned by Developers Diversified. The three stores, which are located in Plainville, Connecticut, Ormond Beach, Florida and St. Paul, Minnesota, represent aggregate annual rental revenues of $2.36 million.

Developers Diversified has received numerous inquiries on each of these locations from retailers interested in all or part of the current Kmart box. As a result, we do not expect to receive possession of these locations. If by chance one or more of the locations is added to the rejection list, we will be positioned to move quickly.

The Kmart closure list also included three locations that are owned by JDN Realty. These stores, which are located in Richmond, Kentucky, Suwanee, Georgia and Chattanooga, Tennessee, represent aggregate annual rental revenues of approximately 1.59 million to JDN. Although Developers Diversified has not been involved in the remarketing of these locations, JDN has informed us that they have received strong interest from tenants on each of them.

Notably, DDR and JDN Realty have not entered into any rent release agreements with Kmart in any of the 14 remaining locations in the DDR portfolio or the one remaining location in the JDN portfolio. Moreover, any potential interruption in revenue associated with these closures has been reflected in our earnings guidance for 2003.

I’d also like to update the status of the Service Merchandise transaction. In addition to the leasing volume previously mentioned for 2002, we have either executed leases, closed sale agreements or have binding letters of intent on 130 of the original 227 Service Merchandise locations. In addition, 76 leases have either expired naturally or have been rejected through the bankruptcy court. The transactions represent approximately $257 million in value, of which our share is $64 million. In addition, we have received fees aggregating $2.7 million. Added together, the 66.7 million in value generated to DDR in this transaction exceeds our initial investment plus our share of all carry costs and capital expenditures. Moreover, the joint venture has approximately 3.2 million square feet of space left to lease and interest remains solid.

I’d also like to highlight some of the activities within our development portfolio. During the fourth quarter, DDR, through its RVIP joint venture, completed the first phase of its City Place development in Long Beach, California. The property is anchored by Wal-Mart, Nordstrom Rack, Ross Dress For Less, Old Navy, Albertson’s and Sav-On Drug, all of which were open and operating during the holiday season. Currently, the first phase is 91 percent leased. The second phase of the development, which is primarily comprised of retail located under the residential units, is expected to be complete in late 2003.

Also during the fourth quarter, DDR and it’s joint venture partner Lubert-Adler completed the outer ring of its Coon Rapids, Minnesota development. This phase of the development is anchored by Costco, Kohl’s, Sears, Best Buy, Joanne’s, Linens ‘n Things, Old Navy and Sportsmen’s Warehouse. Tenants in the second phase of the development, which is wholly owned and referred to as the central quadrant, have already begun to open. These tenants include Border’s, Lane Bryant, Men’s Warehouse, Claire’s, Maurice’s, Ulta Cosmetics, Sprint, Chipotle, Krispy Kreme and IHOP. In addition, we recently executed a letter of intent with JCPenney to occupy the last big box location with a new 93,000 square foot prototype designed for open air centers. We are very excited about consummating the deal with JCPenney, as tenants that have historically located in enclosed malls continue to migrate to our asset class in search of growth opportunities. Upon completion, Coon Rapids will represent approximately one million square feet of diverse retail space.

Developers Diversified also completed three expansions and redevelopment projects during the fourth quarter, which were located in Schaumburg, Illinois, San Antonio, Texas and at our lifestyle center in Leawood, Kansas, where we added 26,000 square feet of additional in-line retailers.

Moreover, we have commenced construction on four new expansion and redevelopment projects. These projects include a property repositioning with the addition of a Ross Dress for Less and Marshall’s at our San Ysidro, California property, a 16,000 square foot expansion of Beal’s Department Store at our Bayonet Point, Florida property and a releasing of the former Kmart with Marquee Theater and 15,000 square feet of additional retail space at our Tiffin, Ohio property.

At this point, I’d like to turn it back to David Jacobstein.

JACOBSTEIN: Thanks, Dan. I would like to highlight three acquisitions that occurred since the company last reported earnings. Although the current acquisition environment is very pricey, DDR has remained highly selective and has been able to execute certain niche deals that meet our investment strategy and from a quality perspective are consistent with our existing portfolio.

First, the company acquired a 67 percent interest in Paradise Village in Phoenix, Arizona from Macerich in early January for $29.4 million at a 9.0 cap rate. After deducting Developers Diversified’s proportionate share of assumed debt, which is approximately $12 million, the company’s equity investment in the property was $17.4 million. The property will be held in a joint venture owned 33 percent by Macerich’s original JV partner, which is a private investor. Developers Diversified will earn fees for leasing and management of the property. The 296,000 square foot open air shopping center is anchored by Albertson’s, Bed Bath & Beyond, PETsMART, Ross Dress For Less and Staples. This transaction was highly compelling to DDR given the company’s existing infrastructure in the Phoenix area. Including the acquisition of Paradise Village, DDR will own and operate four shopping centers in Phoenix totaling approximately one-and-a-half million square feet.

Secondly, the company acquired Paseo Colorado, a 560,000 square foot retail center located in the heart of Pasadena, California from private parties for approximately $113.5 million, of which $85 million was funded through a mortgage. This pricing equates to a ten percent cap rate on leases in place. DDR’s equity contribution for the property, which will be held in a joint venture, owned 25 percent by Developers Diversified and 75 percent by Lehman Brothers Real Estate Partners was $7.1 million. Developers Diversified will also earn fees for leasing and management of the property.

Paseo Colorado is approximately 97 percent leased. It is anchored by Macy’s, Gelson’s Market, Equinox Health & Fitness and Pacific Theaters plus several other in-line tenants such as Ann Taylor Loft, Brookstone, Colehann, J. Jill, Mac Cosmetics, Sephora, Tommy Bahama, White House Black Market, Coach, Eddie Bauer, Bath & Body and DSW Shoe Warehouse. This acquisition was particularly compelling based on its prime location within a highly affluent sub-market, its highly favorable cap rate and the opportunity to increase the property’s yield through a releasing of stabilization.

We are taking the opportunities presented by the lifestyle center format very seriously. In this regard, we have hired a full time leasing manager with a mall leasing and retail background with companies such as General Growth, the Jacobs Group, Borders and most recently, Talbots. He will concentrate solely on leasing this asset class. The company intends to prudently grow its investment in this asset type as it generates strong internal growth through lease rollover and releasing. Moreover, lifestyle centers expand the diversification of our tenant base. Lastly, we are seeing and developing more and more hybrid properties, which contain components of traditional community centers, lifestyle centers and regional malls. Paseo Colorado represents the fourth lifestyle center in DDR’s portfolio. Pursuant to the terms of the agreement with our joint venture partner, Poag & McEwen, we anticipate purchasing Poag’s JV interest in these properties during 2003. The company is also currently considering the acquisition of another high profile lifestyle center in a suburb of a major metro market. In aggregate, these acquisitions will increase the company’s investment in this asset type to approximately $500 million, which represents roughly ten percent of DDR’s post-JDN merger total capitalization.

Thirdly, DDR acquired a 540,000 square foot shopping center in Gulfport, Mississippi from a private investor for $45.5 million. The initial cap rate on leases in place is approximately 9.5 percent and is anticipated to increase to 11.4 percent after the development of three out parcels and a 9,000 square foot free-standing restaurant building, as well as additional lease up at the property. The property is wholly owned by Developers Diversified and was financed through DDR’s unsecured line of credit. Crossroads Center is the dominant shopping center in its market area, drawing shoppers from as far as lower Alabama and the Panhandle of Florida. It is anchored by Belk Department Stores, which will open this summer, a 16-screen stadium style Cinemark Theater, Circuit City, TJ Maxx, Office Depot, Barnes & Noble, Academy Sports, PETsMART, Bed Bath & Beyond and Goody’s. This property is an example of the hybrid property I mentioned a moment ago. The property features a conventional department store located in an open air environment, together with multiple mid-size boxes and several specialty stores. Not only was this an attractive acquisition from a yield perspective but also the quality of the center based on its location and tenant mix is very high.

I would also like to mention that Developers Diversified completed the disposition of five retail assets and one industrial asset during the fourth quarter, resulting in aggregate proceeds of $142 million, of which the company’s proportionate share was approximately $50 million. The retail assets, which were located in Denver, Colorado, Jacksonville, North Carolina, Columbia, South Carolina, Orlando, Florida and Austin, Texas sold at a weighted average cap rate of 8.5 percent. The industrial asset, which was a 20,650 square foot vacant single-tenant building located in Dallas, Texas sold for approximately $1.7 million.

On our last conference call, we indicated our intent to sell or place under contract $150 million in JDN assets during 2003. At this point, five assets totaling $42 million have been sold and another nine assets, totaling $71 million are under contract.

DDR will continue to take advantage of today’s pricing environment through the disposition of small non-core properties, as well as the selective disposition of larger core assets. Any potential dispositions are thoroughly analyzed based on current and anticipated yield and income contributions relative to opportunities to reinvest in more productive assets.

With respect to the company’s pending merger with JDN, DDR shareholders overwhelmingly approved the merger. Although JDN came very close to the requisite two-thirds vote necessary to approve the merger, there remained a number of shareholders that could not be located. As a result, JDN reset the record date used to identify shareholders who are entitled to vote on the proposed merger from December 2, 2002 to February 12, 2003. A substantial amount of trading occurred subsequent to the December record date and based on the current ownership, we are highly confident that JDN shareholders will approve the merger. In the meantime, we continue to monitor JDN’s operations consistent with the merger agreement and have made progress in the transition that will take place in all functional areas of JDN’s business when the merger is consummated.

At this time, I would like to return the floor to Scott Wolstein for his closing remarks.

WOLSTEIN: Thank you, David.

With respect to earning guidance for 2003, we would like to reaffirm our previous FFO guidance of $2.70 cents per share. This guidance is based on an estimated closing date for the JDN merger in mid-March of this year.

With respect to the first quarter, there are currently only two analyst estimates in place, one of 61 cents per share and one of 64 cents per share. We would guide investors to the midpoint of that range in terms of our earnings for the first quarter of this year.

At this point, we would like to open the phone lines to receive your questions.

OPERATOR: Thank you, sir. Ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key, and if you’re using a speakerphone, please lift the handset before asking your question. Once again, if you have a question, please press the one key on your touch-tone telephone.

Our first question comes from Abe Lee of Bear Stearns. Your question, please. Mr. Lee, your line is open.

We’ll come back to him. Our next question is from James Sullivan of Prudential Securities. Your question, please.

JAMES SULLIVAN: Good morning. Thank you. First of all, Scott, in your prepared comments, and I think some of the other speakers also alluded to this, I’m talking about the lifestyle centers and your expansion into that business. One of the benefits that you perceive is that it should enhance the – your same store NOI growth for the portfolio. Can you give us some expectation as you look out to 2003 and maybe beyond what kind of an enhancement you’re talking about? For this year you had, I guess, same store NOI growth just below two percent.

Are you projecting that number to be materially higher than that as you go forward?

WOLSTEIN: Jim, it won’t have a significant impact in 2003 simply because the acquisition of the interest from Poag & McEwen will take place throughout the year, some of which won’t take place until year end. The impact will be felt probably much greater in 2004. But I would say, just ear market a number for you based on the performance to date, I’d say the internal growth of those assets has probably been doubled, the internal growth of our portfolio overall. Keep in mind, we’re only talking about ten percent of our asset class, so you can do the arithmetic.

SULLIVAN: So, in other words, 20, 30 basis points?

WOLSTEIN: That wouldn’t grow to another ten percent, but I think it’s more significant over time as we continue to increase the number of short-term leases.

SULLIVAN: Now, you have also referred to some personnel changes, additions as you prepare to ramp up to increase your investment in this business. Should we be expecting that – in particular, given the company’s policy of not capitalizing a second-generation leasing cost, should we be expecting a sizable increase in G&A cost as a percentage of revenues initially in ‘03?

WOLSTEIN: We don’t capitalize a lot of our leasing cost. A lot of that cost is actually expense.

SULLIVAN: That’s my point.

WOLSTEIN: That’s actually reflected in our G&A.

SULLIVAN: Right. I mean, that’s my point. As you ramp up costs and as you – given that there’s probably a more active leasing profile for the lifestyle centers, should we be expecting G&A cost to begin to increase as a percentage of revenues?

WOLSTEIN: No, no you shouldn’t. I think that the overall G&A as a percentage of revenue should actually remain constant or actually even decline as we increase the scope of the company. So, no. While the allocation of G&A on the leasing side would obviously change, in the aggregate I wouldn’t expect this to increase G&A as a percentage of income.

SULLIVAN: Okay, and then I guess the final question for me – and this is probably one that – this is probably a Schafer question. But as we look at the accounting for the joint ventures in footnote D in the release, the deduction – in going from net income to FFO, the deduction for gain and or loss on sale of real estate and investment, including discontinued operations, just to make sure I understand, Bill, the – there is a distinction between that obviously and the combination of gain and or loss on sale above as well as gain on sale of discontinued operations, and if you could just clarify what is being deducted in the add back and what is not.

SCHAFER: Sure. Basically what is being deducted, we had significant gains on the sale of the Denver asset, which was part of the Community Center portfolio. We have not included obviously that gain in our FFO computation. That was probably around the $14 million number.

The other gains that are reflected in there are comprised of – large part is Service Merchandise. And there was a significant merchant building gain in the RVIP development program relating to the Round Rock asset, Round Rock, Texas.

SULLIVAN: Okay. Very good. Thank you.

OPERATOR: Our next question is from Tony Howard of Hilliard Lyons. Your question, please.

TONY HOWARD: Yes. Good morning and congratulations on a good quarter. And also, I appreciate you raising the dividend.

WOLSTEIN: My pleasure.

HOWARD: A couple of clarifications first. On talking about the Service Merchandise agreement, you mentioned that you have already covered your initial investment in the costs associated in doing it. But I’m not clear that I got to what you expected or expected returns on this to be.

WOLSTEIN: That’s because we didn’t say it. But as we – what we did say was that there are 3.2 million square feet currently owned by the partnership from which we can generate profit. We’ve been – in the past we’ve guided to sort of a broad range between $50 million and $100 million as the profit at the partnership level from that incremental 3.2 million square feet. And I think that that range is still valid, probably closer to the midpoint of that range.

HOWARD: Okay.

WOLSTEIN: And our share of that is 25 percent plus a ten percent promote after the partners get back their investment, plus a ten percent prof, I think. So, we’ll get roughly 35 percent of any gain associated with that 33.2 million square feet.

HOWARD: Okay. Also, I want – if you can add more color to your recent vein as far as getting a potential foreign investor. You kind of emphasized the fact of it being foreign. I wonder if you can add more color to the fact that the purpose of this is to increase your availability of people who would be interested. Or was it necessarily to go overseas in order to get the kind of returns that you need?

WOLSTEIN: No, it really wasn’t either. I think that there’s been significant institutional interest in co-investing with us that’s been unsolicited, and this would fall in that category. We just basically weed through all the different proposals and selected the ones that do have the best return to DDR in terms of our earnings. This was the most attractive opportunity. That’s not to say that that will always be the case. I mean, there’s lots of domestic investors who are very aggressively investing in our asset class as well, and we continue to co-invest with domestic investors such as DRA Advisors, Prudential and so forth. But we do – we have felt historically and we continue to feel that to maximize financial flexibility it is very helpful to have ready access to institutional private capital in addition to our access to public equity capital in the form of common stock.

HOWARD: Okay. The last question, a general question, since the short time that I’ve been following your company obviously you’ve been very aggressive as far as acquisitions and dispositions. I wondered if there is some kind of research being done as far as net effect of all your acquisitions and dispositions, what you’ve actually benefited from doing both?

WOLSTEIN: Yes. We don’t have any numbers ready to share with you today, as we said. But we have actually recently discussed internally here adding into our future slideshow presentations, including the supplements, a slide which will show the cap rates on dispositions as well as the cap rates or the yields on acquisitions from development and because it does tell a very compelling story. I think the – just on the acquisitions alone the spread between our disposition cap rates and our acquisition cap rates have been well over 100 basis points. And I think the important thing is that I think we’ve done that, while at the same time enhancing the quality of the portfolio. It’s obviously very easy to increase yield by purchasing inferior assets, but I think we’ve accomplished both goals and we’ve increased our return on our capital, and we’ve also increased the quality of the portfolio.

HOWARD: Okay. Good. Thank you and, again, congratulations.

WOLSTEIN: You’re welcome.

OPERATOR: Our next question is from Lou Taylor of Deutsche Bank. Your question, please.

LOU TAYLOR: Hi. Thanks. I think it was Bill had mentioned on the sale of the JV assets $170 million. Is that the gross proceeds or was that your share of the proceeds?

SCHAFER: That is the gross amount. We will probably, in conjunction with that, pull out cash in the upper $150 million range. Our overall investment would probably be somewhere around $35 million.

TAYLOR: Okay. Great.

WOLSTEIN: As well, the – it’s actually a program. It isn’t a discreet number of properties. And the investor has indicated a desire to enhance the pool by at least three more assets. So, that $170 million number could very easily grow to about $250 million.

TAYLOR: Okay. Also, just staying with you for a sec, Bill, you had mentioned on the Service Merchandise – I was unclear. In terms of that $64 million, is that how much you have pulled out so far or is that how much you have invested in the venture?

SCHAFER: The $64 million represented our aggregate investment in the venture, including debt and equity plus our share of the carry costs and capital expenditures on assets that have been redeveloped.

TAYLOR: Okay. All right. That’s what I thought.

And next, just regard with the lifestyle centers just – I’ve seen the phrase used in a variety of different contexts. How do you define what’s a lifestyle center and what is not?

HURWITZ: Well, a lifestyle center, you’re right, Lou, it’s a phrase that’s sort of been abused in our industry for the last couple years. But really, the tenant definition of what constitutes a lifestyle center is typically a demographic threshold. And most of the tenants who are – who populate these properties have the same threshold, which is approximately no less than 150,000 people in a primary trade area with an average household income of about $75,000. And those tenants all seem to travel together, which makes a lifestyle center a lifestyle center. And they co-tenant with each other, so without them there’ll be 10 or 15 of them that will travel together to these locations.

The proximity to a regional mall has been an issue in the past, but we’re starting to see a number of tenants come off that. It’s depending on how that mall is leased. There’s many regional malls that are leased today in the moderate to budget range. And the lifestyle tenants tend to trade in the moderate to better range.

TAYLOR: Okay, great. Now, with regard to that JCPenney prototype that is going to open in Coon Rapids, what are the differences that you can tell in this prototype, other than it not being part of an enclosed mall, that’s different than a Penney’s that’s part of a mall?

HURWITZ: Well, the primary difference is going to be that their four wall expenses are going to be greatly reduced by having central checkout, for example, instead of departmental checkout. They will not have as many entrances to the store as they do and are required to have in a regional mall, where many times they have up to five entrances plus an employee entrance. So, they’re going to limit the number of doors. They’re going to limit the four wall expenses by eliminating the number of employees departmentally, and they’re going to institute a central checkout system. It’ll also have subtle differences to the layout of the merchandising as a result of the things I just mentioned.

TAYLOR: All right. So, the differences are subtle rather than really dramatic it sounds like.

HURWITZ: The differences will be subtle from a merchandising standpoint, but they’ll be dramatic from an economic standpoint for them.

TAYLOR: Okay. And the last question pertains to the JDN deal. Have you been in – or has the JDN management team asked you to help in terms of their solicitation effort to sell the deal to the shareholders? Have you been involved in that process?

WOLSTEIN: Not really, Lou. We really have kind of stayed out of, at least to date.

TAYLOR: All right. Great. Thank you.

OPERATOR: Our next question is from Craig Schmidt of Merrill Lynch. Your question, please.

CRAIG SCHMIDT: Good morning. I was wondering, it seems that your appetite for the lifestyle centers has increased. Has your view of it changed from a macro perspective, or do you just want a bigger share of that pie?

WOLSTEIN: I think we’ve always had a positive view of it from a macro perspective. I think that it’s just something that’s evolved over time and the opportunities to expand our presence have expanded over time. But I don’t think we – I think we were – Craig, I think we were pretty much on the cutting edge of this business early on with our development of the center in Deer Park, Chicago we started about three years ago. And we’ve always felt that it was a valid format in that it dramatically decreases the occupancy costs of the tenants who have a choice really to locate in these types of environments versus the super regional mall where historically they’ve had to subsidize the department stores.

Yes, we felt that as the department stores have become less significant as a draw for these tenants to do business, the desire of those tenants to continue to pay that subsidy has waned and the lifestyle format has become more attractive as a way for them to do business at a lower occupancy costs as a percentage of sales.

SCHMIDT: Have, are you seeing retailers get more enthusiastic about this, let’s say in the last year? Or just ...

WOLSTEIN: Yes, actually, you know, part of the problem in this format is that there’s been a lot of projects developed that have been retailer driven by a small number of retailers, and some of the projects that have come on line, I don’t think have the critical mass to be successful. But there have been a core group of retailers that have been very aggressively recruiting developers and pushing for the development of these types of projects.

SCHMIDT: Great. And one last question, it’s on Service Merchandise. Of the remaining square footage, how long will it take for you to get the lion share of that released?

WOLSTEIN: Well right now, Craig, we’re anticipating it’ll take us about a year to get the lion share of that taken care of.

SCHMIDT: So will most of the benefit of that hit DDR in ‘03 or ‘04?

WOLSTEIN: Yes.

SCHAFER: Yes.

WOLSTEIN: You know, one of the things that’s sort of difficult to predict in this is that these are large spaces and unlike, you know, small stores where you can do a lease today and have them open 30 days from now?

SCHMIDT: Yes.

WOLSTEIN: These tenants have very, very specific opening windows and very, very specific black out dates. So, for example, if you miss the spring season or if you miss back to school or the holiday, you’re not going to get tenants opening in middle of the summer. You’re not going to get tenants opening in January and February typically. So even though deals may be consummated toward the latter half of this year, they won’t be opening until the beginning of ‘04. So it’ll be – it’ll be spread throughout both years.

SCHMIDT: Okay. Great. Thanks a lot.

OPERATOR: Our next question is from Chris Brown of Bank of America Securities. Your question, please.

CHRIS BROWN: Yes, good morning. I’m a fixed income analyst over here at B of A and it just – I’m not sure if I caught it in your – in your remarks before about your debt and balance sheet. It seems like your trending a little bit more toward secured financing and I was just kind of wondering if you had any general comments on your commitment to the unsecured market and what you see going forward.

WOLSTEIN: That’s a very good question. I think that, you know, we actually much prefer to issue in the unsecured market than the secured market. Unfortunately, you know, during the past year the spreads for us between what’s available in the CMBS market on our asset class versus the spreads on our unsecured debt have been far too wide in our opinion for us to make that concession in issuing paper. Part of that is I think largely due to the fact that we have a negative outlook in both Moody’s and S&P, which is associated with the fact that we have a pending merger you know, on the books. I think as the merger is completed and the integration proceeds, we fully expect those outlooks to both return to stable. And with a stable outlook I think we also anticipate that our spreads are going to compress dramatically. And when that occurs we would most likely issue in the unsecured rather than the CMBS market.

SCHAFER: I would agree with Scott there. And also in conjunction with the anticipated merger, the majority of the debt that would be coming on line from JDN, we have arranged unsecured financing for a significant portion of that, which will significantly unencumber their asset base. There will probably just be a little bit over $100 million of secured financing that will remain on that portfolio.

BROWN: That’s fair. Given all the moving parts right now. Thank you very much, guys.

OPERATOR: Once again, ladies and gentlemen, if you have a question at this time please press the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key.

Our next question is from Rich Moore of McDonald Investments. Your question, please.

RICH MOORE: Hi, guys. How are you? Good morning.

Are you – Scott, would you say you’re effectively running JDN at this point given that you sold five assets and you have others under contract?

WOLSTEIN: We haven’t sold the assets, they have.

MOORE: Okay. So really is it something that you do in conjunction with them?

WOLSTEIN: With respect to – I’ll let David speak to the integration, but I’ll just speak to that specific point.

What we did on the asset side is we identified a number of assets that we would sell if we owned the company today. And since the company needed to raise cash in its operating business anyway, what we did was we gave them sort of release prices on that group of assets and said if you, notwithstanding the fact that under the merger agreement they couldn’t sell assets without our consent, we said we will pre-consent to any sales of assets on this list so long as it can be sold at prices that are equal or greater to the price on this list.

MOORE: Okay. I got you.

WOLSTEIN: And they’ve been operating within those parameters and they’ve been effective in selling assets at or above the release prices that we provided for them so that they wouldn’t have to come to us for deal-by-deal consent, as the merger agreement would provide.

But I’ll let David speak to the overall transition and integration.

JACOBSTEIN: Rich, when we negotiated the merger agreement there are a number of provisions, which give us certain rights to monitor activities. We call them control provisions but obviously JDN is managing and operating their own business. But given the nature of the transaction, we do need to have those rights.

And what we did is we set up a transition committee chaired by myself at DDR’s end and Craig Macnab, the CEO of JDN at JDN’s end. And we have telephone conference calls on a weekly basis to review a whole host of issues. And then, within each department we have set up an arrangement whereby certain approvals or monitoring activities take place. And it’s gone quite smoothly in that regard.

MOORE: Okay. Okay. Great. Thanks, Dave.

Looking at G&A just for a second, post JDN and looking at of course the bump that occurred in the fourth quarter in G&A. We’ve been modeling about a ten percent increase for 2003 in total G&A. Do you still think that’s reasonable post JDN?

JACOBSTEIN: Well I’ll let speak – I’ll let Bill speak to the actual percentage. With respect to the percentage of G&A as against total revenues, it’s going to be the same, very, very close. It’s in the mid fours and we anticipate that that will not change in any significant way.

Just with respect to JDN, as we indicated from the time we announced the merger transaction, we anticipate a substantial savings which will be accretive with respect to our ability to operate JDN’s business versus the cost that it’s costing them to operate their business currently. There’s a significant difference. And we’ve been managing that, you know, pre-merger as best we can. And we anticipate that there – that will be successful.

MOORE: Okay. Okay. Good. That’s fine. That sounds great.

And looking forward at acquisitions, I mean you guys obviously have to digest JDN here and the cap rate environment has come down. I mean what are you – what are you thinking in terms of acquisitions? What does the market look like for you in 2003?

WOLSTEIN: Well as I told everybody in my earlier comments, Rich, I think you have to divide the acquisitions into two categories. You know, there is the, you know, fully stabilized core, institutional quality assets and then there’s the assets that have some kind of distress or some kind of opportunity to enhance value.

The former category is very pricey today. It’s a very crowded market. We’ve seen spectacular results when we’ve offered assets for sale.

So, you know, we’ve really determined that unless we find certain unusual opportunities that don’t fit that criteria, which we think is unlikely, that our acquisitions appetite on the core side will probably be limited to the situations where we make a small core investment in the joint venture with private capital where we earn the fees and promotes, and thereby are able to leverage our capital to get better returns than we would by just using our balance sheet to buy an asset, a cap rate, if you will.

On the other side of the coin in terms of the value added opportunity, it’s really a very open playing field. We find very little competition for those opportunities and you know, as I’ve said before, we think that our ability to add value in those situations is a core competency of DDR. So we are aggressively pursuing those types of acquisitions and we would do those on balance sheet or we would do those in joint venture because the returns that we can generate from those investments are significant. You know we recently made an acquisition for instance, of five properties from Lehman Brothers that they had taken back in foreclosure, and I would guess that our cash-on-cash return on investment on that portfolio for the coming year will be well into the low double digits on an unleveraged basis.

So where we find those opportunities, now, you know, those were not assets where we competed with a lot of institutional buyers because they required a lot of leasing and repositioning and so forth. And it’s, in most situations we think we can be very effective in deploying capital and good returns.

MOORE: Okay. Okay. Great. Thanks, Scott.

And the last thing I have maybe this is for Dan. We had a chance to go see Paseo a few weeks ago, and the Macy’s situation there seems kind of curious with the, you know, clearly higher end center with a Macy’s that is – that is really maybe doesn’t fit that center as well. What are you guys thinking about that?

WOLSTEIN: Well, the Macy’s that was actually a Broadway originally and in the Broadway acquisition Macy’s actually tried to get out of operating that store. But they have a long-term operating covenant and they couldn’t do it. So they operated it up until really this past year as a outlet store. They converted the store and they actually put some capital into it, it may not look like it, Rich, but they did. Put some capital into that store and converted it into a full line Macy’s store and it was the only store for a good part of the year that had any comp increase in Macy’s west chain. It’s done quite well.

You know, when it was an outlet store it was running in the $11 million range, it’s up to 20. And the store’s smaller than they’re typical prototype there. But we’ve had – before we did the acquisition we had extensive conversations and meetings with Federated on their future plans there and they do merchandising a little bit differently than they do the Lake Avenue store elsewhere in Pasadena, but they have – they are fully committed to continuing to re-merchandise and re-tenant that store to the customer at that shopping center.

MOORE: Okay. Terrific. Thank you very much.

OPERATOR: Our next question is from Matt Ostrower of Morgan Stanley. Your question, please.

ALLEN CALDERON: Yes, this is Allen Calderon for Matt Ostrower. First question, it looks like in the JV FFO reconciliation like in the first question that someone asked, the $5.3 million difference between what’s on the income statement and what’s taken back. That $5.3 million, how much would you say is Service Merchandise versus the merchant building?

SCHAFER: Well, it’s really all the merchant building that is in there. The Service Merchandise number is included in the $5.2 million number, which is above that in the joint venture income statement.

CALDERON: Right. And that 5.2 is primarily Service Merchandise?

SCHAFER: Primarily Service Merchandise, correct.

CALDERON: Okay. Second question, of the JDN assets that have been sold or under contract, am I correct in thinking that that will not be recognized by DDR but will be recognized by JDN?

WOLSTEIN: Yes, but it probably won’t be recognized by JDN either. You know, except to gains on sale it won’t be shown on FFO.

CALDERON: Right. It will be on the gains on sale. Right.

WOLSTEIN: Right.

CALDERON: It won’t be on your gains on sale.

WOLSTEIN: That’s correct.

CALDERON: Okay. And a final question, could you guys discuss a little bit about the incentive payment that went to Scott, the $2 million incentive payment and was it – was this known back when you guys did your third quarter conference call?

SCHAFER: Well for, let me, yes, I can address that. No, it wasn’t specifically known at the third quarter conference call and basically pursuant to Scott’s arrangement with DDR and the retail value on investment program, Scott is entitled up to 25 percent of the distributions resulting from promoted income generated from these investments. As long as DDR’s performance in relation to FFO and shareholder, total shareholder return are achieved.

A significant portion of the distributions that came out of this investment related to the sale of the asset in the fourth quarter being Round Rock. And total distributions that were determined at the end of the year out of the program were approximately $11 million of which DDR’s share was roughly $9 million.

CALDERON: Okay. So, was, so this was not in your full year 250 guidance for the year, this $2 million payment?

SCHAFER: No. No, but nor was the anticipated gains either.

CALDERON: Right. Okay. Is it expected to have any other situations like that in 2003 in the sense of payments?

SCHAFER: Hopefully.

CALDERON: Okay.

SCHAFER: It would mean that that program is performing very well.

CALDERON: Right. And final question, I was kicked off the call for a minute so I don’t know if this was commented on, but the 170 million to be sold to a foreign investor, is there any guidance on the timing of something like that?

WOLSTEIN: We’re forecasting a closing probably in April.

CALDERON: April. Okay. Thank you very much for your time.

OPEATOR: Once again, ladies and gentlemen, if you have a question at this time please press the one key on your touch-tone telephone. Our next question is from Jay Habermann from Credit Suisse First Boston. Your question, please.

JAY HABERMANN: Hi, good morning. Just questions on life style centers specifically. Where does occupancy cost run as a percentage of sales? You mentioned that being more favorable versus the malls.

WOLSTEIN: Yes, well occupancy, the total occupancy costs for the tenant is typically half of what they find in the mall. And often their volume, their sales, exceed – are very close to or exceed the mall volume.

HABERMANN: So the six to seven percent range?

WOLSTEIN: In fact they’re CAM charges – CAM, taxes, insurance, et cetera, et cetera, run about half of what they would in a regional mall of comparable quality.

HABERMANN: Okay. And second question related to lifestyle centers is what is the average lease term you’re finding? You mentioned the shorter terms.

WOLSTEIN: Yes, they’re ten years.

HABERMANN: Ten years?

WOLSTEIN: Yes. And there’s no options, which gives us the ability to market. And they have more frequent bumps through the period as well. But at the end of that, so you usually have a bump, you usually have a period of three years and four years and three years and then at the end you have the right to either remove the tenant if they’re not at market, or bringing them to market. And that’s an opportunity we typically don’t have in the Community Center portfolio.

HABERMANN: Right. And just moving on a bit, looking at leasing, I mean in a release you said leasing continues to be strong. Just wondering, are you seeing tenants in any way pull back from deals or just deals taking longer to get completed you know with the economy as is?

JACOBSTEIN: It really depends on the asset. There’s no question that in the bulk of our core portfolio, which is now you know, bumping up if you take out KMart bumping up at that 96 plus range. Those assets are still very highly sought after and we’re able to consummate deals there on a regular basis. There are clearly those assets that are on the fringe that’s taking longer to get deals approved, retailers are looking into much harder if they get approved at all. They’re really – they’re really not within the parameters that the retailer is looking for. It takes much longer to get that deal done.

HABERMANN: Okay. Thank you.

WOLSTEIN: I think that, you know, one thing you should keep in mind though is that among the major anchor tenants in our asset class the appetite is probably not only not decreased it’s probably increased a little bit because of the exit of some of their competitors and so you know, in these situations with KMart, Calador Bradley, Montgomery Ward, what have you, I think that the Wal-Mart, Target, Kohl’s, Costco, and so forth of the world have probably eaten and increased their appetite to try to gain that market share for their own behalf.

So, there’s probably even an increase in the short-term in their appetite for new stores. We’re also seeing in terms of some of the anchors a movement towards decreasing the spacing between units in some of the major metro markets, which is opening up new opportunities.

HABERMANN: Okay. Thank you very much.

OPERATOR: Once again, ladies and gentlemen, if you have a question at this time please press the one key on your touch-tone telephone.

Our next question is from Jim Sullivan of Prudential Securities. Your question, please.

JIM SULLIVAN: Just a follow-up a little bit, Scott, on the incentive income disclosure in footnote C. The, that relates to the – to the I think only the RVIP joint ventures, right?

WOLSTEIN: That’s correct.

SULLIVAN: And the other joint venture arrangements, I believe did not have the incentive piece in this format?

WOLSTEIN: No that’s correct.

SULLIVAN: And so in the fourth quarter of 2002, was the entire $2 million put through that line item in that quarter or was there some in an earlier quarter?

WOLSTEIN: No, it was in that quarter.

SULLIVAN: It was all in that quarter. Okay. Good. And a couple of other question on the lifestyle centers too. And you know, it sort of goes back to the tour you guys gave back outside of Chicago, I guess a couple of years ago, maybe last year?

But one of the things that we talked about at the time was that there was a significant co-tenancy requirement at inception, at development, in order to get these things leased properly. And the question I have, is given the success of the centers so far, and the apparent retailer appetite for more locations, are the co-tenancy requirements easing here at development?

WOLSTEIN: No, they are really not. The reason for the co-tenancy requirement is to give the retailer comfort that there will be a critical mass of like quality or like customer base. And that is a critical component and it’s a requirement that tenants have become very inflexible on.

SULLIVAN: So you are seeing in that development, – you really haven’t gone through a round of releasing to see if you can take that clause out on rollover leases, though, for renewals. Is that fair to say?

WOLSTEIN: That’s correct.

SULLIVAN: Yes. And the second point, you talked, you referred a little bit in the release to sales comparisons for those tenants that who have to report. What percentage of our lifestyle centers tenants is reporting and what can you tell us about sales trends?

WOLSTEIN: They report 100 percent. All the tenants are required in the lifestyle centers to report. And the sales trends have actually have been very positive. I think that has more to do with those specific locations. I mean there are clearly tenants, you know, the Gap is an example, that are in locations and centers that are open air centers that are not reporting positive trends. But our locations have held up extremely well at a time when specialty retail stores have been under considerable pressure.

SULLIVAN: Okay.

WOLSTEIN: ... just to give you some metrics for that, Jim.

SULLIVAN: Sure.

WOLSTEIN: You know, the average sales per square foot blended in over all of the centers, probably in the $400 to $500 range compared to our overall sales per foot of about $240 -$250. So, you know, it’s almost double on sales per square foot basis.

SULLIVAN: Just one point, just one suggestion for a future disclosure. Given the importance of lifestyle centers to the company’s investment strategy, I think it really would be helpful to break out, things like same store NOI and sales comps for that property type. It would be very helpful in terms of projecting the same store NOI growth going forward for the company overall.

WOLSTEIN: Good suggestion.

SULLIVAN: Okay. Thank you.

OPERATOR: Ladies and gentlemen, this concludes the question and answer portion of the program. Thank you for participating in today’s conference. This concludes the program. You may now, disconnect. Good day.

END

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Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.